Exhibit (a)(34)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN AND FOR NEW CASTLE COUNTY

X
JANICE ALLEN,	:
Plaintiff,	:
:
-against-	:	C.A. NO. 979-N
:
NEWS CORPORATION, FOX ENTERTAINMENT GROUP, INC., PETER J. POWERS, LACHLAN KEITH MURDOCH, DR. CHRISTOS M. COTSAKOS, ARTHUR MICHAEL SISKIND, PETER CHERNIN, KEITH RUPERT MURDOCH and DAVID FRANCIS DEVOE,	: : : : :
:
Defendants.	X
X
JOHN MASCARENHAS,	:
Plaintiff,	:
:
v.	:	C.A. NO. 980-N
:
FOX ENTERTAINMENT GROUP, INC., K. RUPERT MURDOCH, PETER CHERNIN, DAVID F. DEVOE; ARTHUR M, SISKIND, LACHLAN K. MURDOCH, CHRISTOS M. COTSAKOS, PETER POWERS, and NEWS CORPORATION,	: : : : :
:
Defendants.	X
ROYI SHEMESH, DAVID JASINOVER, and JAMES ANDERSON, individually and on behalf of all others similarly situated,	X : :
Plaintiff,	:
	:	C.A. NO. 981-N
v.	:
:
FOX ENTERTAINMENT GROUP, INC., NEWS CORPORATION, KEITH RUPERT MURDOCH, PETER CHERNIN, CHRISTOS COTSAKOS, ARTHUR MICHAEL SISKIND, LACHLAN K. MURDOCH, DAVID FRANCIS DEVOE and PETER J. POWERS.	: : : : :
:
Defendants.	:
X

JEAN STRIFFLER, individually and on behalf of all others similarly situated,	X :
Plaintiff,	:
:
-against-	:	C.A. NO. 982-N
:
FEG HOLDINGS, INC., FOX ENTERTAINMENT GROUP, INC., THE NEWS CORPORATION, K. RUPERT MURDOCH, PETER CHERNIN, DAVID F. DEVOE, ARTHUR M. SISKIND, CHRISTOS COTSAKOS, LACHLAN K. MURDOCH, and PETER POWER,	: : : : :
:
Defendants.	:
:
X
THE HOWARD VOGEL RETIREMENT PLAN, on behalf of itself and all others similarly situated,	X :
:
Plaintiff,	:
	:	C.A. NO. 984-N
vs.	:
:

PETER J. POWERS, LACHLAN KEITH MURDOCH,

THOMAS W. JONES, CHRISTOS M. COTSAKOS,

ARTHUR MICHAEL SISKIND, PETER CHERNIN, KEITH

RUPERT MURDOCH, DAVID FRANCIS DEVOE, FOX

ENTERTAINMENT GROUP, INC. and NEWS

CORPORATION,

: : : : : :
:
Defendants.	:
X
BRUCE DONIGER, U/G/M/A for NICOLE DONIGER,	X :
Plaintiff,	:
:
-against-	:	C.A. NO. 985-N
:
NEWS CORPORATION, FOX ENTERTAINMENT GROUP, INC., PETER J. POWERS, LACHLAN KEITH MURDOCH, DR. CHRISTOS M. COTSAKOS, ARTHUR MICHAEL SISKIND, PETER CHERNIN, KEITH RUPERT MURDOCH and DAVID FRANCIS DEVOE,	: : : : :
:
Defendants.	:
X

PAUL ENGEL, and FRED T. ISQUITH, individually, and on behalf of all others similarly situated,	X :
:
Plaintiff,	:
	:	C.A. NO. 986-N
-against-	:
:
K. RUPERT MURDOCH, PETER CHERNIN, DAVID DEVOE, LACHLAN MURDOCH, ARTHUR M. SISKIND, CHRISTOS COTSAKOS, PETER POWERS, THOMAS W. JONES, NEWS CORPORATION, and FOX ENTERTAINMENT GROUP, INC.,	: : : : :
:
Defendants.	X
CHARLES BLACKMAN,	X
:
Plaintiff,	:
:
vs.	:	C.A. NO. 991-N
:
FOX ENTERTAINMENT GROUP, INC., NEWS CORPORATION, KEITH RUPERT MURDOCH, PETER POWERS, LACHLAN KEITH MURDOCH, CHRISTOS M. COTSAKOS, ARTHUR MICHAEL SISKIND, PETER CHERNIN, and DAVID F. DEVOE,	: : : : :
:
Defendants.	X
JANET FISHBONE,	X
Plaintiff,	:
:
-against-	:
	:	C.A. NO. 994-N
NEWS CORPORATION, FOX ENTERTAINMENT GROUP, INC., PETER J. POWERS, LACHLAN KEITH MURDOCH, DR. CHRISTOS M. COTSAKOS, ARTHUR MICHAEL SISKIND, PETER CHERNIN, KEITH RUPERT MURDOCH and DAVID FRANCIS DEVOE,	: : : : :
:
Defendants.	:
X

ELEANORE A. KENNEL,	X
Plaintiff,	:
:
-against-	:
	:	C.A. NO. 995-N
NEWS CORPORATION, FOX ENTERTAINMENT	:
GROUP, INC., RUPERT MURDOCH, PETER J. POWERS,	:
LACHLAN KEITH MURDOCH, DR. CHRISTOS M.	:
COTSAKOS, ARTHUR MICHAEL SISKIND, PETER	:
CHERNIN, and DAVID FRANCIS DEVOE,	:
:
Defendants.	:
X
GORDON H. MILLNER and	X
KAREN M. MILLNER,	:
Plaintiffs,	:
:
v.	:
	:	C.A. NO. 996-N
NEWS CORPORATION, FOX ENTERTAINMENT	:
GROUP, INC., PETER J. POWERS, LACHLAN KEITH	:
MURDOCH, DR. CHRISTOS M. COTSAKOS, ARTHUR	:
MICHAEL SISKIND, PETER CHERNIN, KEITH RUPERT	:
MURDOCH and DAVID FRANCIS DEVOE,	:
:
Defendants.	X
PIPEFITTERS LOCALS 522 & 633 PENSION	X
TRUST FUND,	:
:
Plaintiff,	:
	:	C.A. NO. 1003-N
vs.	:
:
FOX ENTERTAINMENT GROUP, INC.,	:
NEWS CORPORATION, KEITH RUPERT MURDOCH,	:
PETER POWERS, LACHLAN KEITH MURDOCH,	:
CHRISTOS M. COTSAKOS, ARTHUR MICHAEL	:
SISKIND, PETER CHERNIN, and DAVID F. DEVOE,	:
:
Defendants.	X

AUDREY MOLINARI,	X
Plaintiff,	:
:
-against-	:
	:	C.A. NO. 1018-N
NEWS CORPORATION, FOX ENTERTAINMENT	:
GROUP, INC., PETER J. POWERS, KEITH RUPERT	:
MURDOCH, LACHLAN KEITH MURDOCH, CHRISTOS	:
M. COTSAKOS, ARTHUR MICHAEL SISKIND, PETER	:
CHERNIN, and DAVID FRANCIS DEVOE,	:
:
Defendants.
X
SEAVIEW SERVICES LLC,	X
Plaintiff,	:
:
-v.-	:
	:	C.A. NO. 1026-N
FOX ENTERTAINMENT GROUP, INC.,	:
NEWS CORPORATION, FOX ACQUISITION CORP,	:
K. RUPERT MURDOCH, PETER CHERNIN, DAVID	:
DEVOE, ARTHUR MICHAEL SISKIND, LACHLAN K.	:
MURDOCH, CHRISTOS M. COTSAKOS, and PETER J.	:
POWERS,	:
:
Defendants.	X
TEACHERS’ RETIREMENT SYSTEM OF LOUISIANA, on	X
behalf of itself and all others similarly situated,	:
:
Plaintiff,	:
:
vs.	:
	:	C.A. NO. 1033-N
PETER J. POWERS, LACHLAN KEITH MURDOCH,	:
THOMAS W. JONES, CHRISTOS M. COTSAKOS,	:
ARTHUR MICHAEL SISKIND, PETER CHERNIN, KEITH	:
RUPERT MURDOCH, DAVID FRANCIS DEVOE, FOX	:
ENTERTAINMENT GROUP, INC. and NEWS	:
CORPORATION,	:
:
Defendants.	X

NEW JERSEY BUILDING LABORERS’ PENSION FUND	X
and NEW JERSEY BUILDING LABORERS’ ANNUITY	:
FUND, on behalf of themselves and all others similarly	:
situated,	:
	:	C.A. NO. 1034-N
Plaintiffs,	:
:
vs.	:
:
PETER J. POWERS, LACHLAN KEITH MURDOCH,	:
THOMAS W. JONES, CHRISTOS M. COTSAKOS,	:
ARTHUR MICHAEL SISKIND, PETER CHERNIN, KEITH	:
RUPERT MURDOCH, DAVID FRANCIS DEVOE, FOX	:
ENTERTAINMENT GROUP, INC. and NEWS	:
CORPORATION,	:
:
Defendants.	X

AMENDED CLASS ACTION COMPLAINT

Plaintiffs, through counsel, for their complaint against defendants, allege upon personal knowledge with respect to paragraph 3, and upon information and belief based, inter alia, upon the investigation of counsel, as to all other allegations herein, as follows:

NATURE OF THE ACTION

1. This is a stockholder’s class action on behalf of the public stockholders of defendant Fox Entertainment Group, Inc. (“Fox” or the “Company”), against certain of its officers and directors and News Corporation (“News Corp.”), Fox’s majority, controlling shareholder, to enjoin certain actions of defendants related to News Corp.’s coercive exchange offer to acquire the outstanding shares of Fox common stock (the “Exchange Offer”). News Corp. intends to execute a short-form merger of any remaining Fox shareholders once it increases its stake in Fox to 90% (the “Merger”). Fox has organized a so-called “special committee” (the “Special Committee”) to evaluate the Exchange offer and make a recommendation to Fox shareholders.

2. The consideration that News Corp. has stated it will offer to members of the Class (as defined below) in the Exchange Offer and Merger is unfair and grossly inadequate, because among other things, the intrinsic value of Fox’s common stock is materially in excess of the amount offered, given the Company’s growth and anticipated operating results, net asset value and future profitability. The entire fairness standard of judicial review applies to all aspects of the Exchange Offer because (1) News Corp. stands on both sides of the deal, (2) the purported Special Committee is not independent and disinterested, (3) through its stake of Fox Class B stock, News Corp. has the power to and intends to increase its stake to 90% of Fox Class A, and thereby execute the Merger, even if it cannot obtain the 90% requisite ownership threshold in the Exchange Offer, (4) the purported Special Committee has no authority other than to recommend the Exchange Offer to shareholders of Fox and appears likely to stand mute and permit News Corp. to proceed apace with the Exchange Offer.

THE PARTIES

3. Plaintiffs are and at all relevant times have been owners of Fox common stock.

4. (a) Defendant Fox is a Delaware corporation with its principal executive offices located at 1211 Avenue of the Americas, New York, New York, 10036. Fox purportedly develops, produces, and distributes feature films and television programs, television broadcasting, and cable network programming. The Company’s products are distributed worldwide.

(b) As of November 5, 2004, Fox had 426.959 million shares of Class A common stock and 547.5 million shares of Class B common stock outstanding, held by hundreds if not thousands of shareholders of record. Fox common stock is listed and traded on the New York Stock Exchange under the ticker symbol FOX.

5. (a) Defendant News Corp. is a Delaware corporation with its principal executive offices located at 1211 Avenue of the Americas, New York, NY 10036, and is a diversified international communications company principally engaged in the production and distribution of motion pictures and television programming, as well as television, satellite and cable broadcasting.

(b) Defendant News Corp. and its affiliates own and control, directly and indirectly, 82.10% of Fox’s outstanding common stock. As such, News Corp. and its representatives on the Fox board effectively control and dominate Fox’s affairs. News Corp., therefore, is a controlling shareholder and owes fiduciary obligations of good faith, candor, loyalty and fair dealing to the public shareholders of Fox. Defendants Fox Acquisition Corp. and FEG Holdings, Inc. are wholly-owned subsidiaries of News Corp.

6. (a) At all relevant times, defendants Peter J. Powers, Lachlan Keith Murdoch (“L. Murdoch”), Christos M. Cotsakos, Arthur Michael Siskind (“Siskind”), Peter Chernin (“Chernin”), Keith Rupert Murdoch (“K. Murdoch”), and David Francis DeVoe (“DeVoe”) have served as the directors of Fox (collectively, the “Individual Defendants”).

(b) In addition, at all relevant times, defendant L. Murdoch has served as Deputy Chief Operating Officer and Executive Director of News Corp., defendant Siskind has served as Senior Executive Vice President and Group General Counsel of News Corp. and Senior Executive Vice President and General Counsel of Fox, defendant Chernin has served as President and Chief Operating Officer of News Corp. and President and Chief Operating Officer of Fox, defendant K. Murdoch has served as Chairman and Chief Executive Officer of News Corp. and President and Chief Executive Officer of Fox, and defendant DeVoe has served as Senior Executive Vice President and Chief Financial Officer of News Corp. and Senior Executive Vice President and Chief Financial Officer of Fox.

(c) Powers is a director of NDS Group plc (“NDS”), which is majority-owned by News Corp, as the owner of 97% of the voting power and 77% of the outstanding common shares of NDS. Defendants DeVoe, L. Murdoch, and Siskind are also NDS directors. At the November 3, 2004 NDS annual meeting, a resolution was passed increasing the maximum compensation for an outside director to $1 million from approximately $100,000. During the fiscal year ended June 30, 2004, Powers received (a) a $90,000 retainer and an additional $15,000 as a member of the audit Committee for serving as a director of Fox, and (b) approximately $100,000 for serving as a director of NDS. Thus, he receive $205,000 as a director of News Corp. subsidiaries. Accordingly, Powers is neither independent nor disinterested because he stands to receive as much as hundreds of thousands of dollars from News Corp.’s controlled subsidiary. Powers is a member of the Company’s Special Committee. For serving on the Special Committee, he will be paid an $80,000 retainer or about $20,000 per week for the period News Corp’s Exchange Offer is scheduled to be pending. Thus, he is to be paid at a rate that on an annual basis would total over $1 million.

(d) Cotsakos is purportedly the Managing Partner of Pennington Ventures, LLC. From 1996 through 2003, he served as President, CEO, and a director of E*TRADE Group, Inc. In early 2003, Cotsakos abruptly resigned his positions at E*TRADE and ultimately was forced to return more than $15 million in executive compensation. Cotsakos is a member of the Special Committee, for which he will be paid an $80,000 retainer. On information and belief, Cotsakos derives all or substantially all of his income from his work as a Fox director.

7. By virtue of their positions as directors and/or officers of Fox and/or their exercise of control and dominant ownership over the business and corporate affairs of Fox, each and every of the Individual Defendants and News Corp. have, and at all relevant times had, the power to control and influence, and did control and influence and cause Fox to engage in the practices complained of herein. Each Individual Defendant and News Corp. owed and owes Fox and its stockholders fiduciary obligations and were and are required to: use their ability to control and manage Fox in a fair, just and equitable manner; act in furtherance of the best interests of Fox and its stockholders; govern Fox in such a manner as to heed the expressed views of its public shareholders; refrain from abusing their positions of control; and not to favor their own interests at the expense of Fox and its stockholders.

8. As discussed in detail below, News Corp., as well as the Individual Defendants, who together control the actions of Fox, have breached their fiduciary duties to Fox’s public stockholders by acting to cause or facilitate News Corp.’s acquisition of the publicly-held minority shares of Fox for unfair and inadequate consideration, and colluding in News Corp.’s coercive tactics in accompanying such buyout.

9. Each defendant herein is sued individually as a conspirator and aider and abettor, as well as in the case of the Individual Defendants, in their capacity as directors and/or officers of Fox and the liability of each arises from the fact that they have engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

CLASS ACTION ALLEGATIONS

10. Plaintiffs bring this action pursuant to Rule 23 of the Rules of this Court, on behalf of themselves and all other shareholders of the Company except the defendants herein and any persons, firm, trust, corporation, or other entity related to or affiliated with them and their successors in interest, who are or will be threatened with injury arising from defendants’ actions, as more fully described herein (the “Class”).

11. This action is properly maintainable as a class action for the following reasons:

a. The Class is so numerous that joinder of all members is impracticable. There are hundreds of millions of shares of Fox common stock which are outstanding, held by hundreds, if not thousands, of stockholders of Fox stock who are members of the Class.

b. Members of the Class are scattered throughout the United States and are so numerous that it is impracticable to bring them all before this Court.

c. There are questions of law and fact that are common to the Class and that predominate over any questions affecting individual class members. The common questions include, inter alia, the following:

(i) Whether defendants have engaged in and are continuing to engage in conduct which unfairly benefits News Corp. at the expense of the members of the Class;

(ii) Whether the Individual Defendants, as officers and/or directors of the Company, and News Corp., are violating their fiduciary duties to plaintiffs and the other members of the Class;

(iii) Whether plaintiffs and the other members of the Class would be irreparably damaged were defendants not enjoined from the conduct described herein;

(iv) Whether defendants have initiated and/or timed their buyout of Fox shares to unfairly benefit News Corp. at the expense of Fox’s public shareholders.

d. The claims of plaintiffs are typical of the claims of the other members of the Class in that all members of the Class will be damaged by defendants’ actions.

e. Plaintiffs are committed to prosecuting this action and have retained competent counsel experienced in litigation of this nature. Plaintiffs are adequate representatives of the Class.

f. Plaintiffs anticipate that there will not be any difficulty in the management of this litigation as a class action.

12. The class action is superior to any other method available for the fair and efficient adjudication of this controversy since it would be impractical and undesirable for each of the members of the Class who has suffered or will suffer damages to bring separate actions in various parts of the country.

SUBSTANTIVE ALLEGATIONS

A. The Company

13. Fox purportedly develops, produces, and distributes feature films and television programs, television broadcasting, and cable network programming. The Company’s products are distributed worldwide.

14. The Company engages in feature film and television production and distribution principally through Fox Filmed Entertainment (“FFE”), a producer and distributor of feature films; Twentieth Century Fox Television (“TCFTV”), a producer of network television programming; Twentieth Television, a producer and distributor of television programming, and Fox Television Studios, a producer of broadcast and cable programming.

15. Successful motion pictures produced and/or distributed by FFE in the United States and international territories since the beginning of fiscal 2000 include X-Men, Cast Away (together with DreamWorks SKG), Moulin Rouge, and Star Wars Episode II: Attack of the Clones. TCFTV has produced television programs for the Fox, ABC, CBS, NBC, UPN and WB broadcast television networks.

16. News Corp. is directly controlled by K. Murdoch and his son, L. Murdoch, who recently resigned from the Company’s Board. News Corp. has a current market capitalization of over $50 billion. The Murdoch family owns nearly 30 percent of News Corp. As a percentage of Fox’s market capitalization, News Corp.’s stake in Fox is worth approximately $26 billion. According to News Corp.’s Registration Statement, Fox’s assets, revenues and net income constituted approximately 60%, 60% and 90% of News Corp.’s total assets, revenues and net income.

B. The Offer

17. In connection with the Exchange Offer, News Corp. has proposed to acquire the outstanding shares of Fox that it does not already own in a stock deal valued at $33.53 per share. The Exchange Offer contains a fixed exchange ratio set at 1.9 shares of News Corp. Class A common stock for each share of Fox Class A common stock. This value represents a small 7.4% premium over the $31.22 market price of Fox on January 7, 2005, the day before the announcement of the Exchange Offer.

18. Tellingly, the premium offered appears to be less than premiums offered by News Corp. in prior transactions. For instance, in 2000, News Corp. agreed to buy Chris-Craft Industries Inc. and its 10 television stations for nearly $5.4 billion in cash and stock, amounting to a 38 percent premium.

19. According to the January 10, 2005 Prospectus filed on Form S-4, and the Schedule 14D-9 filed on January 24, 2005, the Exchange Offer is conditioned upon the tender of a majority of the outstanding public shares of Fox Class A; however, News Corp. reserves its right to unilaterally modify any of the terms of the offer.

20. The Prospectus acknowledges at page 14 that News Corp. has not negotiated or sought approval of the exchange ratio or structure of the Exchange Offer from Fox or its independent directors. Moreover, the Prospectus fails to disclose forward-looking information, projections, or other financial information that either News Corp. or its financial advisors relied upon in proceeding with the Exchange Offer.

21. Speaking on a conference call for investors concerning the Exchange Offer, defendant DeVoe admitted that “the endorsement of the special committee is not required for the consummation of this transaction.” Thus, despite the appointment of an “independent” committee to “evaluate” the Exchange Offer, News Corp. is intent on proceeding with the transaction on whatever terms it sees fit. The Schedule 14 D-9 indicates that the Special Committee is only authorized “to review, evaluate and make recommendations to the stockholders of Fox” concerning the Exchange Offer. Accordingly, the formation of the Special Committee is meaningless and offers no assurance to class members of a fair process, since the Company’s Board is beholden to members of News Corp. and lacks the power to negotiate on behalf of the Fox stockholders.

22. The Special Committee did not approve the retention of the Blackstone Group L.P. (“Blackstone”) and Morgan Stanley & Co. Incorporated (“Morgan Stanley”) as financial advisors until January 17, 2005. On January 20, 2005, these advisors requested non-public information from Fox and News Corp. concerning the businesses of Fox, News and related persons.

23. The Schedule 14D-9, filed two weeks after the Exchange Offer was announced and on the last date required for its filing, disclosed as follows:

The Special Committee is unable to take a position with respect to the Offer at the present time because it has not yet completed a full and deliberate review and evaluation of the material terms and provisions of the Offer with the Special Committee’s legal and financial advisors, sufficient to enable the Special Committee to take an informed position with respect to the Offer and to properly discharge its fiduciary duties under applicable law. The Special Committee, with the assistance of its legal and financial advisors, is continuing to consider and evaluate the terms of the Offer and possible responses to the Offer. For these reasons, the Special Committee requests that the Fox stockholders take no action and not tender their Class A Shares with respect to the Offer at the current time and instead defer making a determination whether to accept or reject the Offer until the Special Committee has advised the stockholders of Fox of the Special Committee’s position or recommendation, if any, with respect to the Offer.

24. The Schedule 14 D-9 states only that the Special Committee expects to complete its evaluation of the Exchange Offer and take a position on that offer at some unspecified time “in the near future.”

25. The Schedule 14 D-9 states that at the January 21, 2005 meeting where the Special Committee determined it was unable to take a position with respect to the Exchange Offer, the Committee “reviewed the scope of its responsibilities and authority as delegated by the Fox board of directors.” It does not disclose the Committee’s view of the scope of its responsibilities and authority. Despite the purported inability of the Special Committee, comprised of defendants Powers and Cotsakos, to assess the Exchange Offer, News Corp. has not extended the expiration date of the Exchange Offer. Instead, it issued a revised tender offer statement indicating that the Exchange Offer is still scheduled to close on February 7, 2005.

26. As a majority owner and partner of Fox, News Corp. is well aware of the status of Fox’s development and success. In making its inadequate offer to acquire the remaining stock of Fox, News Corp. has tried to take advantage of the fact that the market price of Fox stock does not fully reflect the progress and future value of the Company.

27. The value of $33.53 per share to be paid to the class members is unconscionable, unfair and grossly inadequate and constitutes unfair dealing because, among other things, (a) the intrinsic value of the stock of Fox is materially in excess of the $33.53 value, given the present positive growth trends and profitability of Fox in light of its business, earnings and earnings power, present and future; (b) the $33.53 value is inadequate and offers an inadequate premium to the public stockholders of Fox; and (c) the $33.53 value is not the result of arm’s-length negotiations, but was fixed arbitrarily by News Corp. to “cap” the market price of Fox stock, as part of a plan for defendants to obtain complete ownership of Fox’s assets and business at the lowest possible price.

28. Analysts have made clear that the price being offered by News Corp. is grossly unfair. For example, several Wall Street analysts have reported price targets significantly in excess of the value of the consideration offered in the Exchange Offer. For instance, Cathay Financial, Blaylock & Partners, and Prudential Equity Group reported price targets of $38, $36, and $40, respectively prior to the announcement of the Exchange Offer. Notably, Morgan Stanley, subsequently retained by the special committee as one of its financial advisors, reported a price target of $36 for Fox Class A shares prior to the announcement of the Exchange Offer.

29. Other analysts and media commentators have stated that the Exchange Offer is inadequate and should be raised.

“…the market immediately dismissed [the offer] as insufficient.”

Richard Morgan, The Deal.com

“Some on Wall Street said News Corp.’s offer wasn’t high enough.”

Martin Peers, The Wall Street Journal

“We disagree with management’s assessment (and presumably, the investment bankers’ fairness opinion) that the offer constitutes a fair and full price.”

“We believe a fair price is one that implies a multiple that is in line with where the entertainment group trades which would suggest a price of $37.”

“Based on our DCF and sum-of-the-parts valuation work, we believe Fox’s full value is $40 per share.”

“Our valuation work suggests that the average 2005 EV/OIBDA multiple is 9.3 times, while the News offer suggests an 8.2 multiple, even though Fox has been and will likely continue to grow its OIBDA faster than any other large entertainment conglomerate in our group.”

Katherine Styponias, Prudential Equity Group, LLC

“The offer… is at the low end of the range we expected, and a 12% discount to our $38 target price for Fox. We believe the special committee may have a hard time recommending the current offer to shareholders.”

“The offer is simply below fair value – our valuation of Fox suggests a $38 price”

“News Corp could pay up to approximately $40 per share and have the offer remain accretive on an EPS basis”

Andrew Baker, Cathay Financial

30. Despite the fact that Fox has outperformed most of its peers in terms of profitability and growth, Fox is undervalued when compared to its peers.

31. In addition, the pricing multiples in similar, precedent transactions indicates that a more appropriate premium should exceed 20%.

32. The stock value that News Corp. has offered has been dictated by News Corp. to serve its own interests, and is being crammed down by News Corp. and its representatives on Fox’s Board to force Fox’s minority shareholders to relinquish their Fox shares at a grossly unfair price. Such action constitutes unfair dealing.

33. News Corp., by reason of its 82% ownership of Fox’s outstanding shares, is in a position to ensure effectuation of the transaction without regard to its fairness to Fox’s public shareholders.

34. Because News Corp. is in possession of proprietary corporate information concerning Fox’s future financial prospects, the degree of knowledge and economic power between News Corp. and the class members is unequal, making it grossly and inherently unfair for News Corp. to obtain the remaining Fox shares at the unfair and inadequate price that it has proposed.

35. By offering grossly inadequate value for Fox’s shares and threatening or planning to use its coercive means of control to force the consummation of the transaction. News Corp. is violating its duties as a majority shareholder.

36. Any buyout of Fox public shareholders by News Corp. on the terms recently offered will deny class members their right to share proportionately and equitably in the true value of Fox’s valuable and profitable business, and future growth in profits and earnings, at a time when the Company is poised to increase its profitability.

37. Defendants’ fiduciary obligations require them to:

(a) act independently so that the interests of Fox’s public stockholders will be protected;

(b) adequately ensure that no conflicts of interest exist between defendants’ own interests and their fiduciary obligation of entire fairness or, if such conflicts exist, to ensure that all the conflicts are resolved in the best interests of Fox’s public stockholders; and

(c) provide Fox’s stockholders with genuinely independent representation in the negotiations with News Corp.

38. Because News Corp. controls Fox, no auction or market check can be effected to establish Fox’s worth. Thus, News Corp. has the power and is exercising its power to acquire Fox’s minority shares and dictate terms which are in News Corp.’s best interest, without competing bids and regardless of the wishes or best interests of class members or the intrinsic value of Fox’s stock.

39. By reason of the foregoing, defendants have breached and will continue to breach their duties to the minority public shareholders of Fox and are engaging in improper, unfair dealing and wrongful and coercive conduct. As the Schedule 14D-9 revealed, the special committee admitted that the publicly available information alone was inadequate to evaluate the Exchange Offer. If not even the members of the special committee, with purportedly independent legal and financial advisors, can evaluate the Exchange Offer based on publicly available, it cannot be expected that plaintiffs and other Fox shareholders can, in the extremely limited time available, decide whether or not to tender their shares in the Exchange Offer or pursue appraisal.

COUNT I

BREACH OF THE DUTY OF DISCLOSURE

40. Plaintiffs reallege the previous paragraphs as if fully set forth herein.

41. The defendants have already caused materially misleading and incomplete information to be disseminated to Fox’s public stockholders. Having chosen to publicly communicate concerning the News Corp. buyout plan, and the fact that News Corp. disclosed its reliance on its financial advisor in structuring and pricing the Exchange Offer, defendants had an obligation to be complete and accurate in their disclosures, particularly because Fox’s public stockholders must decide whether to retain their shares and such appraisal in any second-step freeze out Merger or tender into the Exchange Offer. The Prospectus, subsequent News Corp. SEC filings, and Fox Schedule 14d-9 fail to disclose material financial information, including information necessary to prevent the statements contained therein from being misleading. The complete lack of any disclosure by defendants of the financial metrics used by News Corp. to price the Exchange Offer, and the admission contained in Fox’s 14d-9 that the special committee lacked sufficient information to make a recommendation on the Exchange Offer, affirm the inadequacy of disclosures to Fox shareholders.

42. The Prospectus and Revised Prospectus state that the majority of the minority condition and commitment to effect a short form merger “constitute indicia of fairness.” They further represent that the Exchange Offer and short form merger, along with these procedural devices, represented “a path consistent with recent precedents for transactions involving the acquisition of the minority interests of publicly traded companies by their principal stockholders.” These disclosure documents then assert that “a merger transaction would require an unnecessarily long lead time to negotiate and consummate” and that the Fox stockholders

“would likely receive the consideration in payment for their shares sooner” in the Exchange Offer, than in a negotiated merger transaction.

43. This discussion in the Prospectus and Revised Prospectus regarding the features of the Exchange Offer and the comparison to a negotiated merger is materially misleading and incomplete. Having made partial disclosure of these matters, News Corp. was required to provide a full, fair and accurate description. As shown below, it failed to provide such a description.

44. The description of the majority of the minority condition and commitment to effect a short form merger constitutes misleading partial disclosure. The description of these features and the structure of the transaction as representing a path consistent with recent precedent for going private transactions is also misleading partial disclosure. Recent Delaware precedent holds that the structure of the transaction as a tender offer and short form merger in combination with procedural features such as a majority of the minority condition may have the effect of avoiding the duty of entire fairness that would apply to a majority stockholder in a long form merger. Having chosen to make partial disclosure concerning such precedents, News Corp. was required to give a complete description of those precedents, including that by (i) utilizing a tender offer rather than a merger, News Corp. could avoid being legally required to pay a fair price, and that (ii) by using a short form merger, News Corp. could avoid the obligation of fair dealing that would apply in a long form merger and limit any challenge to the fairness of the price to an appraisal proceeding. It was also misleading to refer to the majority of the minority condition and short form merger commitment as “indicia of fairness” without revealing that such indicia were designed to render News Corp.’s obligation of entire fairness (i.e. fair dealing and fair price) inapplicable to the transaction.

45. The Prospectus and Revised Prospectus are also misleadingly incomplete because they point out purported advantages of an Exchange Offer (i.e. faster receipt of consideration) without also disclosing the disadvantage (i.e. News Corp. has no obligation to pay a fair price). Similarly, News Corp. has made misleading partial disclosures concerning the disadvantage of a merger (i.e. it would take longer to negotiate) by failing to also disclose the advantage of a merger (i.e. the entire fairness standard requiring fair dealing and fair price would apply).

46. The Prospectus and Schedule 14D-9 do not disclose the background of defendant Cotsakos or the troubling circumstances behind his departure from E*TRADE. A reasonable stockholder of Fox would consider material a description of Mr. Cotsakos’ departure from E*TRADE and his settlement of a derivative suit challenging his receipt of more that $75 million of compensation for a single year, including the fact that he agreed to return approximately $15 million of that consideration in order to settle the suit. A reasonable stockholder might question whether Mr. Cotsakos would vigorously represent the interests of Fox stockholders in light of his past conduct. While Mr. Cotsakos is not required to confess wrongdoing, the Fox stockholders are entitled to a description of the facts surrounding his departure from E*TRADE and the settlement of the litigation. The Prospectus and Schedule 14D-9 also fail to disclose that Mr. Cotsakos apparently is not engaged in any substantial business activity. A reasonable stockholder would consider that information important in assessing whether the director’s fees Mr. Cotsakos receives for serving as a director of Fox constitute a substantial portion of the income he currently earns.

47. The Prospectus sets forth the estimates from Fox’s F.Y. 2005 operating budget for revenues ($13.82 billion “before amortization of cable distribution investments”), operating income before depreciation and amortization ($2.8 billion), operating income ($2.53 billion) and net income ($1.45 billion). The Prospectus (p. 24) indicates that this information from the Fox

2005 budget “was available to News Corporation prior to the public announcement of the offer as a result of News Corporation’s position as Fox’s controlling stockholder.” Neither the Prospectus nor the Schedule 14D-9 provide sufficient information to make the disclosure of these four isolated pieces of information meaningful. They do not indicate what the effect of the amortization of cable distribution investments on revenues is expected to be. The Prospectus states that News Corp. does not believe that Fox’s 2005 budget presents the Company’s “present operations or financial condition in accordance with GAAP” but does not explain the basis for or significance of that view. The Prospectus states that the budget reflected the best estimates of Fox management “at the time it was prepared” but does not say when it was prepared. It further indicates that the budget “reflects numerous assumptions made by management” but does not identify any of the assumptions on which the budget is based. The Prospectus also says that News Corp. “currently believes that the estimate for Fox’s fiscal year net income in the Fox 2005 budget is higher than what Fox’s actual net income for that period is likely to be, principally reflecting differences from the budget for Fox’s share of net income from its equity affiliates.” However, it does not state what News Corp. believes the difference in net income will be or what affiliates are expected to have lower net income.

48. The Prospectus and Revised Prospectus repeatedly indicate that reduction of overhead and reporting and compliance costs is a reason for taking Fox private, but neither the Prospectus nor the Schedule 14D-9 quantify or describe the expected extent of such savings. In News Corp.’s January 10, 2005 conference call, defendant DeVoe revealed that the cost saving would be between $3 and $7 million. This is de minimus in the context of Fox, which expects revenues of $13.82 billion in F.Y. 2005. Neither the Prospectus nor the Schedule 14D-9 quantify or fully describe the fees, expenses and other costs that will be incurred to effect the going-private transaction. Based on the fees, expenses and costs associated with such transactions, the transaction will cost far more to accomplish than the expected cost savings.

49. Neither the Prospectus nor the Schedule 14d-9 disclose the impact of currency exchange rates on the value of News Corp.’s stock, which, due to the decline of the U.S. dollar against the Australian dollar, has contributed to the disproportionate ascent of the price of News Corp.’s stock on the U.S. exchange against the price of News Corp.’s stock on the Australian stock exchange, where News Corp. was primarily listed until its reorganization as a Delaware corporation.

COUNT II

BREACH OF FIDUCIARY DUTY - ENTIRE FAIRNESS

50. Plaintiffs reallege the previous paragraphs as if fully set forth herein.

51. Defendants’ manipulative efforts to avoid their duties of entire fairness to the minority shareholders of Fox fail because: (i) the Exchange Offer and Merger are devoid of the structural protections necessary to afford any protection for Fox’s minority shareholders; (ii) Defendants fail to provide the appropriate condition and assurances of the second-step of the transaction, i.e., the Merger, at consideration equivalent to that paid in the Exchange Offer; and (iii) News Corp.’s threats of either converting a sufficient number of its Class B shares into Class A shares to reach 90% ownership of each class of common stock entitled to vote on the Merger, or a subsequent merger with another News Corp. subsidiary, constitute threats of retribution to non-tendering minority shareholders. Therefore, Defendants owe minority shareholders a duty of entire fairness in the terms and procedures employed to effectuate the Exchange Offer and Merger.

52. Defendants utterly fail to provide structural protections to minority shareholders, since, as detailed above, a majority of the Board and the entire Special Committee are not disinterested or independent, and the Special Committee lacks authority to take any effective action on behalf of the minority shareholders. Nevertheless, even though the Special Committee lacks authority, independence and disinterestedness, in the Schedule 14D-9 filed by Fox on January 24, 2005, the Special Committee stated that it had not had sufficient time to “complete[] a full and deliberate review and evaluation of the material terms and provisions of the Offer with the Special Committee’s legal and financial advisors sufficient to enable the Special Committee to take an informed position with respect to the Offer.” Nevertheless, News Corp. and Defendant Rupert Murdoch have refused to extend the closing period of the Exchange Offer beyond February 7, 2005 to enable the Special Committee to complete its review and “take an informed position with respect to the Offer.” By refusing to extend the Exchange Offer, News Corp. has stripped the Special Committee of providing any protection whatsoever to minority shareholders, who are being deprived not only of free choice but also adequate time to review the Exchange Offer, and a recommendation of the Special Committee and related additional disclosure.

53. Further, as of January 10, 2005, there were 426,959,080 shares of Fox Class A stock outstanding, of which News Corp. reports that it beneficially owns 252,159,080 of these shares, or 59.1% of the Fox Class A shares outstanding. Thus, News Corp. will have obtained the consent of a majority vote of the publicly held shares, i.e., a majority of the minority, if at least 87,400,001 Fox Class A shares are tendered in the Exchange Offer. However, if only 87,400,001 Fox Class A Shares are tendered in the Exchange Offer, News Corp. would only own 339,559,081 Class A shares, or 79.5% of the Class A shares of Fox. With this in mind, News Corp. reserved the right “under Fox’s certificate of incorporation to convert such number of [News Corp.’s] shares of Fox Class B common stock into shares of Fox Class A common stock as is necessary to increase our percentage ownership of the then outstanding shares of Fox Class

A common stock to at least 90%,” to meet the 90% ownership requirements for a short-form merger under Section 253. News Corp. expressly reserved the right “to amend the offer in any respect.” News Corp.’s inequitable conduct of reserving the right to convert a sufficient number of Fox Class B shares into Fox Class A shares, only after a majority of the minority shareholders have tendered their shares in a transparent attempt to circumvent the entire fairness protections afforded minority shareholders in a merger under Section 251, renders the Exchange Offer coercive, since News Corp.’s ability to accomplish the Merger is not dependent on a voluntary tender by minority shareholders to obtain 90% ownership of Class A shares, but rather on News Corp.’s conversion of Fox Class B shares and the issuance by Fox to News Corp. of additional Class A shares.

54. News Corp.’s reservation of the right to convert its Fox Class B shares after a tender by a majority of the minority shareholders of Fox without a commitment to do so, and in fact an express reservation of the right not to do so, renders the second-step Merger transaction at consideration equivalent to that paid in the Exchange Offer illusory and subject to unilateral action by News Corp. Defendants have stated that if News Corp. is unable to complete the Merger for any reason, News Corp. “may, or may not, propose a merger transaction” of Fox with another News Corp. subsidiary. Defendants warn, however, that:

[p]rior to the consummation of such a merger, if any, the liquidity of and market for those remaining publicly held Class A Shares could be adversely affected. Fox Class A Shares are currently listed on the New York Stock Exchange. Depending upon the number of Class A Shares tendered in the Exchange Offer, the Class A Shares may no longer meet the requirements for continued listing and may be delisted from the New York Stock Exchange.

55. Therefore, the Exchange Offer and Merger are coercive, since Defendants fail to provide any assurance whatsoever that the short-form Merger or an alternative merger will ever occur or that non-tendering minority shareholders will receive consideration equivalent to that paid in the Exchange Offer.

56. News Corp.’s reservation of the unilateral right, without binding obligation, to convert Fox Class B shares sufficient to consummate a short-form merger, or in the alternative effectuate a merger of Fox with another News Corp. subsidiary, particularly in light of the warning that non-tendered shares will be effected by an illiquid market and subject to de-listing, constitutes a threat of retribution, rendering the Exchange Offer and Merger coercive.

57. Plaintiffs and the Class will suffer irreparable harm unless defendants are enjoined from breaching their fiduciary duties and from carrying out the aforesaid plan and scheme.

58. Any appraisal remedy available in the Merger will be ineffective and unreasonable expensive for most Fox stockholders. Given the relatively small number of shares to be cashed out in the back-end Merger and the low price per share, stockholders will reasonably conclude that the cost, delay in payment and other “baggage” of an appraisal proceeding makes it undesirable to attempt to obtain fair value for their shares.

59. By reason of the foregoing, defendants have violated the fiduciary duties which each of them owes to plaintiffs and the other members of the Class.

60. Each of the defendants has colluded in and rendered substantial assistance in the accomplishment of the wrongdoing complained of herein. In taking the actions, as particularized herein, to aid and abet and substantially assist the wrongs complained of, all defendants acted with an awareness of the primary wrongdoing and realized that their conduct would substantially assist the accomplishment of that wrongdoing and were aware of their overall contribution to the conspiracy, common scheme and course of wrongful conduct.

61. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiffs and the other members of the Class, and are prepared to consummate a buyout on unfair and inadequate terms which will exclude the Class from its fair proportionate share of Fox’s valuable assets and businesses, all to the irreparable harm of the Class, as aforesaid.

62. Plaintiffs and the other class members are immediately threatened by the acts and transactions complained of herein, and lack an adequate remedy at law.

WHEREFORE, plaintiffs demands judgment and temporary, preliminary and permanent relief, including injunctive relief, in its favor and in favor of the Class and against defendants as follows:

A. Declaring that this action is properly maintainable as a class action, and certifying plaintiffs as class representatives;

B. Declaring that the defendants and each of them have committed or participated in a gross abuse of trust and have breached their fiduciary duties to plaintiffs and other members of the Class or aided and abetted such breaches;

C. Enjoining the Exchange Offer and Merger and, if the transaction is consummated, rescinding the transaction;

D. Awarding plaintiffs and the Class compensatory damages and/or rescissory damages;

E. Awarding plaintiffs the costs and disbursements of this action, including allowance for plaintiffs’ attorneys’ and experts’ fees; and

F. Granting such other, and further relief as this Court may deem to be just and proper.

Date: January 26, 2005

PRICKETT, JONES & ELLIOTT, P.A. Michael Hanrahan (#941) 1310 King St. P.O. Box 1328 Wilmington, DE 19899-1328 (302) 888-6500 (302) 658-8111 (fax) Plaintiffs’ Proposed Liaison Counsel	MILBERG WEISS BERSHAD & SCHULMAN LLP
	By:	/s/ Seth D. Rigrodsky

Seth D. Rigrodsky (# 3147)

Ralph N. Sianni (# 4151)

Joseph N. Gielata (# 4338)

919 N. Market Street, Suite 411

Wilmington, DE 19801

(302) 984-0597

(302) 984-0870 (fax)

— and —

Steven G. Schulman

Deborah Sturman

Anita Kartalopoulos

One Pennsylvania Plaza

New York, NY 10119

(212) 594-5300

(212) 868-1229 (fax)

Proposed Chair of Plaintiffs’

Executive Committee

FARUQI & FARUQI LLP Nadeem Faruqi 320 East 39th Street New York, NY 10016 (212) 983-9330 (212)-983-9331 (fax) Proposed Member of Plaintiffs’ Executive Committee	LERACH COUGHLIN STOIA GELLER RUDMAN & ROBBINS LLP Samuel H. Rudman 200 Broadhollow, Suite 406 Melville, NY 11747 (631) 367-7100 (631) 367-1173 (fax) Proposed Member of Plaintiffs’ Executive Committee

OF COUNSEL

ROSENTHAL MONHAIT GROSS & GODDESS, P.A. 919 North Market Street, Suite 1401 P.O. Box 1070 Wilmington, DE 19899	CHIMICLES & TIKELLIS, LLP One Rodney Square P.O. Box 1035 Wilmington, DE 19899

ABBEY GARDY, LLP

212 E. 39th St.

New York, NY 10016

GOODKIND LABATON RUDOFF

& SUCHAROW, LLP

100 Park Ave.

New York, NY 10017

LAW OFFICE OF KLARI NEUWELT

110 E. 59th Street, 29th Floor

New York, NY 10022

SCHIFFRIN & BARROWAY, LLP

Three Bala Plaza East, Suite 400

Bala Cynwyd, PA 19004

ENTWISTLE & CAPPUCCI, LLP

299 Park Ave.

New York, NY 10171

KIRBY MCINERNEY & SQUIRE, LLP

830 Third Ave, 10th Floor

New York, NY 10022

POMERANTZ HAUDEK BLOCK GROSSMAN &

GROSS

100 Park Ave., 26th Floor

New York, NY 10017-5516

SUSMAN & WATKINS

Two First National Plaza

20 S. Clark St., Suite 600

Chicago, IL 60603